Filed Pursuant to Rule 424(b)(1)
Registration No. 333-102600

PROSPECTUS

25,000,000 Shares

METRO-GOLDWYN-MAYER INC.

Common Stock

The shares of common stock are being sold by the stockholder named in this prospectus. We will not receive any proceeds from the sale of the common stock. We have been advised by the selling stockholder that it is selling these shares in order to obtain a federal income tax refund as discussed under “Selling Stockholder” on page 22.
We are a premier global entertainment content company, one of seven major film and television studios worldwide. We develop, produce and distribute worldwide theatrical motion pictures and television programs. Our subsidiaries include Metro-Goldwyn-Mayer Studios Inc., United Artists Corporation and Orion Pictures Corporation.
Our common stock is listed on the New York Stock Exchange under the symbol “MGM.” The last reported sale price of our common stock on January 24, 2003 was $10.41 per share.
Investment in these securities involves a high degree of risk. See “Risk Factors” beginning on page 3.

	Per Share	Total

Public Offering Price	$10.25	$256,250,000

Underwriting Discount	$0.58	$14,500,000

Proceeds to the Selling Stockholder	$9.67	$241,750,000

The Selling Stockholder has granted the underwriter a 30-day option to purchase up to 3,750,000 additional shares to cover any over-allotments.

Delivery of shares will be made on or about January 30, 2003.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

The date of this prospectus is January 24, 2003

RISK FACTORS

Before you invest in our securities, you should be aware that there are various risks, including those described below. We urge you to carefully consider these risk factors, together with all of the other information included in this prospectus and the information incorporated in this prospectus by reference, before you decide to invest in our securities.

We have had significant losses, and we expect future losses.

We did not report an operating profit for any fiscal year from 1988 through 1999. Although we had an operating profit in 2000 and 2001, we reported a net loss in 2001 due to a $382.3 million charge related to the adoption of new industry accounting guidelines. We had an operating loss of approximately $141.9 million and a net loss of approximately $200.9 million in the first nine months of 2002. We expect to report a net loss in the range of $140 million to $145 million, or $0.56 to $0.58 per share, for the full 2002 year. We cannot assure you we will be profitable in future periods.

The accounting standards our financial statements are governed by have changed.

In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 139, which, effective for financial statements for fiscal years beginning after December 15, 2000, rescinds Statement of Financial Accounting Standards No. 53. The companies that were previously subject to the requirements of Statement of Financial Accounting Standards No. 53 are now required to follow the guidance in American Institute of Certified Public Accountants Statement of Position 00-2, “Accounting by Producers or Distributors of Films,” issued in June 2000. Statement of Position 00-2 establishes new accounting and reporting standards for all producers and distributors that own or hold the rights to distribute or exploit films. Statement of Position 00-2 provides that the cumulative effect of changes in accounting principles caused by its adoption should be included in the determination of net income in conformity with Accounting Principles Board Opinion No. 20, “Accounting Changes.” We adopted Statement of Position 00-2 on January 1, 2001 and recorded a one-time, non-cash cumulative effect charge to earnings of $382.3 million, primarily to reduce the carrying value of our film and television costs. The new rules also require that advertising costs be expensed as incurred as opposed to the old rules which generally allowed advertising costs to be capitalized as part of film costs and amortized using the “individual film forecast” method. Due to the significant advertising costs incurred in the early stages of a film’s release, we anticipate that the new rules will significantly impact our results of operations for the foreseeable future. Additionally, under the prior accounting rules, we classified additions to film costs as an investing activity in the Statement of Cash Flows. In accordance with Statement of Position 00-2, we now classify additions to film costs as an operating activity. For comparative purposes, we have reclassified prior period cash flow statements to conform with the new presentation.

We require outside financing to meet our anticipated cash requirements.

Our operations are capital intensive and our capacity to generate cash from operations may be insufficient to meet our anticipated cash requirements. Accordingly, we utilize substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to implement our business plan or may be available only on terms which are disadvantageous to our stockholders.

Under our current strategy and business plan, we will continue to require a substantial amount of cash for the following reasons:

•	We will continue to make substantial investments in the production of new feature films and television programs; and

•
We may make additional investments to develop new distribution channels to further exploit our motion picture library, including video-on-demand; however, we will evaluate the level of our investments in light of our available capital and changing market conditions.

Cash management measures may adversely affect our long-term prospects.

As part of our cash management strategy, we could delay or alter production or release schedules or reduce our aggregate investment in new film and television production costs. We cannot assure you that any of these steps would be adequate or timely, or that acceptable arrangements could be reached with third parties if necessary. In addition, although these steps would improve our short-term cash flow and, in the case of partnering, reduce our exposure should a motion picture perform below expectations, these steps could reduce our long-term cash flow and adversely affect our results of operations.

Our credit facility contains restrictive covenants.

Our credit facility, which was most recently amended in June 2002, contains various covenants limiting indebtedness, dividends and capital expenditures and requires maintenance of certain financial ratios. We cannot assure you that we will be able to comply with these or other covenants or conditions in the future, or that we will generate sufficient cash flow to repay our indebtedness. We further cannot assure you that, in the event the need arises, we will be able to obtain additional financing or to refinance our indebtedness on terms acceptable to us, or at all.

Our substantial leverage could adversely affect our financial health.

We are highly leveraged. Our substantial indebtedness could have important adverse consequences to you. For example, it could:

•
require us to dedicate a substantial portion of our cash flow to the repayment of our indebtedness, reducing the amount of cash flow available to fund film and television production and other operating expenses;

•	limit our ability to obtain additional financing, if necessary, for operating expenses;

•	place us at a disadvantage compared to competitors with less debt or greater financial resources;

•	limit our flexibility in planning for, or reacting to, downturns in our business, in our industry or in the economy in general; and

•	limit our ability to pursue strategic acquisitions and other business opportunities that may be in our best interests.

Our revenues and results of operations may fluctuate significantly.

Our revenues and results of operations are dependent significantly upon the commercial success of the motion pictures and television programming that we distribute, which cannot be predicted with certainty, as well as the timing of our releases. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

In addition, entertainment industry accounting practices may accentuate fluctuations in our operating results. In accordance with generally accepted accounting principles and industry practice, we amortize film and television programming costs using the “individual-film-forecast” method. Under this accounting method, we amortize film and television programming costs for each film or television program based on the following ratio:

Revenue earned by title in the current period Estimated total revenues by title

We regularly review, and revise when necessary, our total revenue estimates on a title-by-title basis. This may result in a change in the rate of amortization and/or a write-down of the film or television asset to fair value. Results of operations in future years depend upon our amortization of our film and television costs. Periodic adjustments in amortization rates may significantly affect these results. The likelihood of our reporting of losses is increased because the industry’s accounting method requires the immediate recognition of the entire loss where it is expected that a motion picture or television program will not recover our investment. In addition, as a result of adopting Statement of Position 00-2 on January 1, 2001, we are required to expense film advertising costs as incurred as opposed to our prior practice of capitalizing these costs and amortizing them as part of film costs. On the other hand, the profit of a successful motion picture or television program must be recognized over the entire revenue stream expected to be generated by the individual picture or television program.

We may have lower revenues as a result of our motion picture production strategy.

Based on our current business plan, our annual release slate may include proportionately fewer large budget “event” motion pictures than the current release slates of the other major studios. We also contemplate a stronger focus on pictures which will appeal to a younger demographic and a greater number of co-productions than our prior strategy. Such strategy may result in a degree of uncertainty among top artistic and creative talent about the viability of certain projects, which could result in projects first being offered to competitors. We cannot assure you that our strategic approach will enable us to produce commercially successful motion pictures. Additionally, our current motion picture strategy involves co-producing or co-financing a substantial portion of our motion pictures. These co-production arrangements could reduce our long-term cash flow from pictures which perform above expectations. Finally, the number of motion pictures that we produce and/or release fluctuates from year to year. A material change in the number of motion pictures may affect the risk profile of our motion picture production strategy.

Due to the uncertainties inherent in the production of motion pictures, films may not be completed or released on schedule or on budget.

The production, completion and distribution of motion pictures are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast, other key creative personnel, disruptions caused by weather, cast or crew illness, or accidents or other events beyond our control. As such, the projected costs of an MGM-produced motion picture at the time it is set for production or acquired may increase significantly, and the date of completion may be substantially delayed due to the exigencies of production. Increased costs may make it less likely that such film will recoup its production costs, and delays in production may result in such film not being ready for release at the intended time and postponement to a potentially less favorable time, all of which could cause a decline in gross receipts for such film.

The costs of producing and marketing motion pictures may increase.

The production and marketing of theatrical motion pictures requires substantial capital. The costs of producing and marketing motion pictures have generally increased in recent years. According to the Motion Picture Association of America, the average direct negative cost (which includes all costs associated with creating a motion picture, including pre-production, production and post-production, but excluding capitalized overhead and interest, marketing and distribution costs) of a motion picture produced by one of the major studios has grown from $26.1 million in 1991 to $47.7 million in 2001, an increase of 83 percent, and the average domestic marketing cost per picture has grown from $12.06 million in 1991 to $31.01 million in 2001, an increase of 157 percent. These costs may continue to increase in the future, thereby increasing the costs of our motion pictures. Production costs and marketing costs are rising at a faster rate than increases in either domestic admissions to movie theaters or admission ticket prices, leaving us more dependent on other media, such as home video, television and foreign markets, and new media.

We could be adversely affected by strikes or other union job actions.

The motion picture and television programs produced by MGM Studios, and the other major U.S. studios, generally employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America and Directors Guild of America, pursuant to industry-wide collective bargaining agreements. The collective bargaining agreement with the WGA was successfully renegotiated and became effective beginning

May 2, 2001 for a term of three years. Negotiations regarding the collective bargaining agreement with SAG were successfully completed on July 3, 2001 and the agreement was ratified effective as of July 1, 2001 for a term of three years. The DGA collective bargaining agreement was successfully renegotiated and has been ratified. It has a term of three years from July 1, 2002. Many productions also employ members of a number of other unions, including without limitation, the International Alliance of Theatrical and Stage Employees and the Teamsters. Negotiations with the International Alliance of Theatrical and Stage Employees were successfully completed on November 16, 2002, subject to ratification. The new collective bargaining agreement is to be effective as of August 1, 2003, with a term of three years. A strike by one or more of the unions that provide personnel essential to the production of motion pictures or television programs could delay or halt our ongoing production activities. Such a halt or delay, depending on the length of time involved, could cause delay or interruption in our release of new motion pictures and television programs and thereby could adversely affect our cash flow and revenues. Our revenues from motion pictures and television programs in our library should not be affected and may partially offset the effects of a strike to the extent, if any, that television exhibitors buy more library product to compensate for interruption in their first-run programming.

We are limited in our ability to exploit our library.

Our rights to the titles in our library vary. In some cases we have only the right to distribute titles in certain media and territories for a limited term. Our rights in approximately 35 percent of our titles are limited in time. Our rights with respect to approximately three percent of our titles will expire over the next two years (i.e., through the end of 2004) and with respect to another approximately 24 percent of our titles over the seven years thereafter (from 2005 to 2012). While in the past we have generally been able to renew expiring rights on acceptable terms, we cannot assure you that we will continue to be able to do so in the future. In accordance with industry practice, for purposes of calculating the size of our library, we include any title in which we have any distribution rights.

Additionally, prior managements granted certain long-term domestic and major international television licenses in exchange for pre-paid fees. As of December 31, 2002, the titles included in these licenses represent a cross-section of the titles in our library, including approximately 33 percent of all MGM and UA titles produced prior to 1990 which remain under license in one or more of the U.S., France and Spain and approximately 37 percent of the Orion and Polygram titles, which remain under license to television in one or more of France, Spain, Germany and the United Kingdom. Until these agreements expire and the rights revert to us, we expect contributions to earnings and cash flow from these markets to continue to be below those of our competitors for similar products. We cannot assure you that our sales or profitability will increase after these agreements expire.

We may not be able to realize the anticipated benefits of business combinations.

We believe that we should consider either growing into or becoming part of a larger, vertically integrated organization, through business combinations or other strategic alternatives, in order to maximize the value of our assets. To that end, we have been regularly evaluating business combination opportunities and other strategic alternatives as opportunities arise, and intend to continue to do so. No agreements regarding a transaction of such nature have been reached and there can be no assurance that we will decide to enter into any such transaction. In addition, business combinations and other strategic alternatives involve numerous risks, including diversion of our management’s attention away from our operating activities and the possibility that we would need to incur substantial additional debt. We cannot assure you that we will not encounter unanticipated problems or liabilities relating to any business combinations that have been or may be completed by us, nor can we assure you that the anticipated benefits of any such transactions will be achieved.

We face risks relating to the international distribution of our product.

Because we have historically derived approximately 40 percent of our revenues from non-U.S. sources, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

•	changes in laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and to withholding taxes;

•	differing degrees of protection for intellectual property;

•	financial instability and increased market concentration of buyers in foreign television markets, including in European pay television markets;

•	the instability of foreign economies and governments;

•	fluctuating foreign exchange rates; and

•	war and acts of terrorism.

Until October 31, 2000, we distributed our motion pictures in theatrical markets outside the U.S. and Canada through United International Pictures B.V., or “UIP,” a partnership among the company, Paramount Pictures Corporation and Universal Studios, Inc. Effective November 1, 2000, we withdrew from UIP and our international theatrical distribution is now conducted through Fox Filmed Entertainment.

Piracy of motion pictures, including digital and Internet piracy, may decrease the gross receipts received from the exploitation of our films.

Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. The Motion Picture Association, the American Motion Picture Marketing Association and American Motion Picture Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes on motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries that, in the opinion of the U.S. government, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures. There can be no assurance, however, that voluntary industry embargoes or U.S. government trade sanctions will be enacted. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures depending upon the countries subject to such action and the duration and effectiveness of such action. If not enacted or if other measures are not taken, the motion picture industry (including MGM) may continue to lose an indeterminate amount of revenue as a result of motion picture piracy.

Additionally, as motion pictures begin to be distributed using emerging technologies such as the Internet and online services, digital piracy will reduce the ability to protect intellectual property rights in motion pictures. This is because digital formats currently do not contain mechanisms for tracking the source or ownership of digital content. As a result, users may be able to download and distribute unauthorized or “pirated” copies of copyrighted motion pictures over the Internet. In addition, there could be increased proliferation of devices capable of making unauthorized copies of motion pictures. As long as pirated content is available to download digitally, many consumers may choose to digitally download such pirated motion pictures rather than paying for legitimate motion pictures. Digital piracy of our films may adversely impact the gross receipts received from the exploitation of such films.

Production of first-run syndicated television programming may involve financial risks.

Our television products have historically been first-run syndicated television programming that is generally licensed based on a pilot episode that we finance. If an insufficient number of stations license the programming, our pilot costs will not be recouped. There is also financial exposure to us after the programming is licensed to the extent that advertising revenues and/or license fees we receive are not sufficient to cover production costs. In addition, we may have certain financial obligations to the producer of a first-run syndicated series if we cancel production prior to commencement of production for any broadcast season for which the series was licensed.

Risks relating to implementing our branded cable and satellite programming channels.

We may consider strategic opportunities to create branded cable and satellite programming channels. We cannot assure you that we will have the financing that may be necessary for such acquisitions or investments, that we will consummate any such transactions or that we will be able to realize any anticipated benefits from any such transactions.

Fluctuations in advertising and subscriber revenues could adversely affect our channel investments.

We have investments in a number of international television channels as well as a 20 percent equity investment in three Rainbow Media channels in the U.S. (American Movie Classics (AMC), The Independent Film Channel (IFC) and WE: Women’s Entertainment). The success of a channel is dependent on advertising and subscriber revenues. Declines in advertising revenues, number of subscribers and/or subscriber fees could occur due to a variety of factors including but not limited to general economic conditions, economic and competitive conditions within the cable and satellite television industries in each territory, program ratings, competition from other channels and government regulation. Such declines could adversely affect our investments.

We cannot predict the effect that rapid technological change or alternative forms of entertainment may have on MGM or the motion picture industry.

The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of feature-length motion pictures and television programming. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. While we have benefited from the rapid growth in the DVD market, we cannot give assurance that such growth and penetration rate will continue.

The motion picture industry is highly competitive and at times may create an oversupply of motion pictures in the market.

Despite a general increase in market use, the number of motion pictures released by competitors, particularly the major U.S. motion picture studios, may create an oversupply of product in the market, and may reduce our share of gross box office receipts and make it more difficult for our films to succeed. Oversupply may become most pronounced during peak release times, such as school holidays and national holidays, when theater attendance is expected to be highest. An oversupply of competing motion pictures may cause us to lose market share. Moreover, we cannot guarantee that we will be able to release all of our films during peak release times as scheduled and, therefore, may miss potentially higher gross box-office receipts.

This oversupply problem is compounded since the supply of motion picture screens is limited. Currently, a substantial majority of the motion picture screens in the U.S. typically are committed at any one time to only ten to 15 films distributed nationally by major studio distributors. However, as a result of changes in the theatrical exhibition industry, including reorganizations and consolidations, the number of available motion picture screens may decrease, thus reducing the number of films that may be distributed nationally at any one time. If the number of motion picture screens decreases, gross receipts may also decrease.

Motion picture production and distribution is highly speculative and inherently risky.

There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a picture also depends upon the acceptance of competing films, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Further, the theatrical success of a picture is generally a key factor in generating revenues from other distribution channels. There is a substantial risk that some or all of our motion pictures will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

Some of our competitors are vertically integrated media companies and have greater financial resources than we do.

Most of the other major studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both a means of distributing their products and stable sources of earnings and cash flows that offset fluctuations in the financial performance of their motion picture and television operations.

You may not be able to recover against Arthur Andersen LLP under the federal securities laws.

Our consolidated financial statements for each of the three years for the period ending December 31, 2001 were audited by Arthur Andersen LLP. On March 14, 2002, Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation and on June 15, 2002, Andersen was found guilty. On June 17, 2002, we dismissed Andersen and retained Ernst & Young LLP as our independent auditors for our fiscal year ending December 31, 2002. In reliance on Rule 437a under the Securities Act, we have not filed a written consent of Arthur Andersen with respect to the incorporation by reference in this prospectus of their reports regarding the audited financial statements for the fiscal years ended December 31, 1999, 2000 and 2001. Because Arthur Andersen has not provided a written consent to the inclusion of its reports in this prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein. Furthermore, relief in connection with claims that may be available to stockholders under the federal securities laws may not be available to stockholders as a practical matter against Arthur Andersen as a result of the diminished amount of assets of Arthur Andersen that are or may in the future be available to satisfy claims.

The Tracinda Group owns a majority of our common stock and has the power to elect our board of directors and influence our affairs.

Tracinda and one of its affiliates, which we refer to as the Tracinda Group, beneficially own 192,699,644 shares, approximately 77.3 percent of our outstanding common stock, and after completion of this offering will beneficially own 167,699,644 shares (assuming no exercise of the underwriter’s over-allotment option), approximately 67.3 percent of the outstanding shares. In the aggregate, the Tracinda Group and our directors and executive officers beneficially own approximately 77.9 percent of our outstanding common stock and after completion of this offering (assuming no exercise of the underwriter’s over-allotment option) will beneficially own approximately 67.9 percent of the outstanding shares. Our common stock does not have cumulative voting rights and, as long as the Tracinda Group continues to own greater than 50 percent of our outstanding common stock, it will have the ability to elect our entire board of directors and determine the outcome of other matters submitted to our stockholders, such as the approval of significant transactions, and otherwise to influence our affairs.

Our common stock has a relatively small public “float.”

Of the 249,206,071 shares of our common stock outstanding as of January 17, 2003, approximately 55,079,118 shares (80,079,118 shares after this offering, assuming no exercise of the underwriter’s over-allotment option) are owned by persons other than the Tracinda Group and our executive officers and directors. Historically, as a result of our relatively small public float, our common stock has been less liquid than the common stock of companies with broader public ownership and the trading prices for our common stock have been more volatile. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger. We cannot assure that such effects will not continue after this offering.

Future sales of shares of the common stock could decrease its market price.

We have 249,206,071 shares of our common stock outstanding, of which approximately 194,126,953 shares (169,126,953 shares after this offering, assuming no exercise of the underwriter’s over-allotment option) are “restricted” securities under Rule 144 of the Securities Act and/or held by directors, officers or holders of ten percent or more of our outstanding common stock. We have also granted, as of December 31, 2002, options to purchase a total of 31,504,545 shares of our common stock. Furthermore, we have granted to Tracinda, and certain other holders of our common stock or outstanding options, registration rights with respect to the shares they own or that we may issue to them. Possible or actual sales of any of these shares, particularly by our directors and officers, under Rule 144 or otherwise, may in the future decrease the price of shares of our common stock.

THE COMPANY

General

We are a premier global content company. Our principal subsidiaries are Metro-Goldwyn-Mayer Studios Inc. (“MGM Studios”), United Artists Corporation, United Artists Films Inc. and Orion Pictures Corporation. Through MGM Studios, we are actively engaged in the worldwide production and distribution of entertainment product, including motion pictures, television programming, home video, interactive media, music, and licensed merchandise, and we are one of seven major U.S. film and television studios. Our film library consists of approximately 4,000 theatrically released film titles and more than 10,200 television episodes, and is the largest collection of post-1948 feature films in the world. Films in our library have won over 200 Academy Awards, and our library includes 22 titles in the James Bond film franchise, five titles in the Rocky film franchise and nine titles in the Pink Panther film franchise. Operating units of MGM Studios include MGM Pictures, United Artists, MGM Television Entertainment, MGM Networks, MGM Distribution Co., MGM Worldwide Television Distribution, MGM Home Entertainment, MGM On Stage, MGM Consumer Products, MGM Music, MGM Interactive, and MGM Online.

In addition, through MGM Networks, we own a 20 percent equity interest in three of Rainbow Media’s successful national cable networks—American Movie Classics (AMC), The Independent Film Channel (IFC) and WE: Women’s Entertainment. In December 2002, we sold our 20 percent equity interest in a fourth Rainbow Media channel, Bravo, to a subsidiary of National Broadcasting Company, Inc. Internationally, we have ownership interests in television channels reaching more than 90 countries around the globe.

We were incorporated in Delaware on July 10, 1996. Our executive offices are located at 2500 Broadway Street, Santa Monica, California 90404. Our telephone number is (310) 449-3000.

For a more complete description of our business operations, please see our Report on Form 10-K for the fiscal year ended December 31, 2001.

Recent Developments

We plan to formally announce earnings and conduct a conference call to discuss our results for the fourth quarter of 2002 and to give guidance for the full year 2003 on February 5, 2003. Based on preliminary estimates, we expect to report net income in the range of $55 million to $60 million, or $0.22 to $0.24 per share, for the quarter ended December 31, 2002. In the fourth quarter of 2001, we reported net income of $39.1 million, or $0.16 per share. Revenues in the fourth quarter of 2002 are expected to be in the range of $615 million to $620 million, an increase of approximately 65% from $375.5 million in the fourth quarter of 2001. We expect that the fourth quarter of 2002 results will include a net gain of approximately $30 million, or $0.12 per share, from the sale to NBC of our 20 percent equity interest in the Bravo cable television network. We also expect that the fourth quarter results will include other income of approximately $13.2 million, or $0.05 per share, from the settlement of a dispute with one of our vendors.

For 2003, based on current estimates, earnings per share are expected to be a loss in the range of $0.28 to $0.38. We also expect revenues to increase in a range of three percent to five percent, to over $1.7 billion. Net cash provided by operating activities for 2003 is expected to be in the range of $100 million to $150 million. We cannot, however, provide assurance to you that these estimates will be achieved. The difference between the projected net cash provided by operating activities and the projected earnings loss for 2003 is primarily attributable to the following: (a) we expect amortization of capitalized film and television costs to exceed production expenditures in 2003; and (b) we anticipate certain cash receipts in 2003 for which the related income statement recognition takes place in either prior or subsequent fiscal periods (i.e., timing differences).

Tracinda Corporation and a company principally owned by Tracinda, which we refer to collectively from time to time as the Tracinda Group, own approximately 77.3 percent of our outstanding common stock. Tracinda is selling the shares included in this prospectus in order to obtain a federal income tax refund as discussed under “Selling Stockholder” on page 22. After this offering, the Tracinda Group will own approximately 67.3 percent of our outstanding common stock (assuming no exercise of the underwriter’s over-allotment option).

Film and Television Library

We currently own or hold certain distribution rights to approximately 4,000 theatrically released motion pictures from a wide range of genres, including dramas, comedies, action-adventure movies, westerns and suspense thrillers. Our library contains the largest collection of feature films produced since 1948. We believe that films produced and developed after 1948 generally are more valuable than films that were previously produced and developed.

In addition to being the largest modern motion picture library in the world, our library is also one of the most critically acclaimed libraries in the motion picture industry, representing one of the largest collections of Academy Award-winning films. The motion pictures in our library have won over 200 Academy Awards. Fourteen motion pictures in our library have won the Academy Award for Best Picture: Annie Hall, The Apartment, The Best Years of Our Lives, Dances With Wolves, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, The Silence of the Lambs, Tom Jones and West Side Story.

Our library also includes over 10,200 episodes from television series previously broadcast on prime-time network television, cable or in first-run syndication, including episodes of The Addams Family, American Gladiators, Bat Masterson, Cagney & Lacey, Fame, Green Acres, Highway Patrol, In the Heat of the Night, Mr. Ed, The Patty Duke Show, Pink Panther, Sea Hunt and thirtysomething. The television programs in our library have won, among others, 108 Emmy awards and 17 Golden Globe awards.

We, together with Danjaq LLC, are the sole owners of all of the James Bond motion pictures. In addition to the recently released James Bond picture, Die Another Day, 19 James Bond motion pictures in our library are produced and distributed pursuant to a series of agreements with Danjaq. The motion pictures are produced by Danjaq, and we have the right to approve all key elements of the pictures, such as the selection of the director and the leading actors. The copyright in each of the motion pictures is owned jointly by MGM and Danjaq. Generally, we have the right to distribute each of the pictures in all media worldwide in perpetuity or for a term of 15 years. Where our distribution rights are not perpetual, the rights revert to mutual control by MGM and Danjaq after expiration of the distribution term. The 15-year distribution term for The Living Daylights expired in 2002 and we are in the process of negotiating a renewal of the distribution term with Danjaq. Danjaq controls certain merchandising rights with respect to the pictures, and we are entitled to receive a portion of the revenues from Danjaq’s merchandising licenses. Additionally, we control all the marketing rights and the music from The Living Daylights (1987) and all subsequent pictures. All other rights relating to the pictures are controlled jointly by MGM and Danjaq. The agreements contain certain restrictions on the sale or licensing by MGM of any of our rights in the pictures.

In 1998, we acquired the rights to Never Say Never Again, produced by Warner Bros. and Taliafilms and, in 1999, we acquired the distribution rights to Casino Royale, produced by Columbia and Famous Artists Productions (a subsidiary of MGM). Accordingly, our library now contains every James Bond motion picture ever made, and we are the only studio to hold such rights.

Production

Motion Picture Production

We currently develop and produce theatrical motion picture projects through two separate production entities, MGM Pictures and UA Films. MGM Pictures concentrates on developing and producing mainstream, major studio budget level films. UA Films concentrates on developing, producing and acquiring specialized films with a net cost investment of less than $10.0 million. Both production units are supported by centralized marketing, sales, legal, physical production and distribution functions.

MGM Pictures distributes approximately seven to ten motion pictures annually across a variety of genres and budget ranges. MGM Pictures employs a development staff of creative executives who refine concepts and scripts so that projects are developed to the point that production decisions can be made. MGM Pictures also intends to enter into production alliances with a select group of producers, many of them genre-specific. These producers will develop and produce motion pictures exclusively or semi-exclusively for MGM Pictures and will use their relationships and creative abilities to provide another source of product for MGM Pictures. The seven to ten pictures distributed by MGM Pictures are anticipated to be a combination of internally developed pictures, pictures developed and/or produced by the allied producers, pictures which are co-produced or co-financed with other major studios or independent partners and pictures acquired through negative pickups or other distribution arrangements.

MGM Pictures’ strategy is to both increase creative diversity and mitigate financial risk in connection with motion picture production. We expect to enhance creative diversity by employing the production alliance strategy discussed above and by entering into selective production agreements with successful established producers such as Lion Rock Productions (John Woo and Terence Chang), and Mosaic (Chuck Roven). We also intend to seek to spread the financial risk inherent in motion picture production, as well as increase the breadth of our release slate, by entering into co-production and/or co-financing arrangements.

We have established UA Films as a filmmaker-oriented studio, based in New York, which will release approximately ten to 15 motion pictures each year. These motion pictures will be produced or co-produced by UA Films or acquired through negative pickups or other distribution arrangements and will include some motion pictures in a variety of genres generally involving producers and directors, writers or other talent who typically work outside of the studio system as well as lower budget films from established filmmakers. Our investment in such pictures is expected to be significantly less than our investment for pictures produced through MGM Pictures. We believe that this strategy of releasing specialty motion pictures will add greater diversity to our release slate and enhance the library both through the addition of new film product and the building of relationships with up-and-coming producers and directors, writers and other talent.

Compared to other major studios, we believe we have entered into, and intend to pursue, fewer traditional producer or talent “overhead” arrangements in which a studio pays a portion of the overhead of creative talent (i.e., producer, director or actor) for the right to receive a “first look” at that party’s projects. We generally believe that our capital resources are better allocated to acquire literary properties or the services of talent for a specific project. In addition, our current business plan also calls for our annual release slates to be comprised of proportionately fewer large budget “event” motion pictures than the current release slates of the other major studios.

We do not own any studio facilities or stages but lease facilities and sound stages on an “as needed” basis in connection with the production of specific motion picture and television projects. We have not experienced any difficulties in leasing appropriate facilities and sound stages when needed.

The following table details our tentative 2003 domestic theatrical release schedule:

Release Schedule

Title	Approximate Release Date	Summary	Principal Actors
A Guy Thing (MGM)	January 17, 2003
When a groom to be wakes up the morning after his bachelor party in bed with a strange woman, he presumes he must have cheated on his fiancée. Guilt leads him to try to cover it up in the week before the wedding, high jinks ensue.
Jason Lee, Julia Stiles, Selma Blair, James Brolin
Dark Blue (UA)	February 2003	A grizzled veteran of the elite and corrupt SIS wing of the LAPD investigates a brutal multiple murder in the tense LA atmosphere leading up to the Rodney King riots.	Kurt Russell, Scott Speedman, Ving Rhames, Brendan Gleeson, Kurupt, Master P
Assassination Tango (UA)	March 2003	A very competent but aging New York hit-man takes on his last case in Argentina, where he revels in the tango cafes of his dreams.	Robert Duvall, Ruben Blades, Frankie Gio, Kathy Baker
Agent Cody Banks (MGM)	March 2003	A teen is drafted by the U.S. government for covert missions requiring youth-sized participation.	Frankie Muniz, Hilary Duff, Angie Harmon
It Runs in the Family (MGM)	April 2003	Comedy about a highly successful, but dysfunctional New York family and their attempts to reconcile.	Kirk Douglas, Michael Douglas, Cameron Douglas, Bernadette Peters
Bulletproof Monk (MGM)	April 2003
A mysterious immortal Tibetan kung fu master, who has spent the last 60 years traveling around the world protecting an ancient scroll that gives the bearer infinite powers, teams up with a street-wise kid to save the world.
Chow Yun Fat, Seann William Scott, James King
City of Ghosts (UA)	April 2003
A scam artist travels to Cambodia, anxious to collect what he’s owed from his criminal mentor; when he arrives, however, he quickly discovers that he’s in over his head… with potentially deadly consequences.
Matt Dillon, James Caan, Stellan Skarsgard, Natascha McElhone, Gerard Depardieu, Takeshi Kitano
Together (UA)	May 2003
A shy, 13 year-old boy moves from a small provincial town to study violin at a prestigious music school and finds himself torn between art and riches in a glossy, old-fashioned heartwarmer set amid the alleyways and concert halls of modern Beijing.
Tang Yun, Liu Peiqi, Chen Hong, Wang Zhiwen, Chen Kaige
Legally Blonde II: Red, White and Blonde (MGM)	July 2003	When Elle Woods learns that her beloved dog Bruiser’s parents are trapped in cruel animal testing, she heads to Washington DC to end the heartless practice.	Reese Witherspoon

Title	Approximate Release Date	Summary	Principal Actors
Jeepers Creepers 2: Like a Bat Out of Hell (UA)	August 2003	The Creeper is back, hungrier than ever and ready to dine on a bus full of cheerleaders and basketball players on their way home from a big game.	Jonathan Breck
Molly Gunn (MGM)	August 2003	Left penniless when her business manager steals her fortune, a ditzy young socialite is forced to do the unthinkable: get a job.	Brittany Murphy, Dakota Fanning, Marley Shelton, Donald Faison, Heather Locklear
Out of Time (MGM)	October 2003	A police officer gets caught up in a web of intrigue while having an affair.	Denzel Washington, Eva Mendes
Good Boy (MGM)	October 2003	A young boy adopts a dog, only to discover that it’s a talking dog that hails from outerspace.	Liam Aiken, Molly Shannon, Kevin Nealon, Matthew Broderick, Carl Reiner, Brittany Murphy
Wicker Park (MGM)	Fall 2003	A man obsessively searching for a lost love ends up discovering the twisted machinations of an eccentric secret admirer.	Josh Hartnett, Rose Byrne, Diane Krueger
Saved (UA)	To be determined
When a girl attending a Baptist high school becomes pregnant trying to “save” her gay boyfriend, she finds herself ostracized and fending off attacks by the scheming, self-satisfied prig leader of the school’s prestigious “Christian” clique.
Jena Malone, Mandy Moore, Macaulay Culkin, Chris Evans, Patrick Fugit, Heather Matarazzo, Eva Amurri

We may revise the release date of a motion picture as the production schedule changes or in such a manner as we believe is likely to maximize revenues. Additionally, there can be no assurance that any of the motion pictures scheduled for release will be completed, that completion will occur in accordance with the anticipated schedule or budget, or that the motion pictures will necessarily involve all of the creative talent listed above.

Television Production

We have in the past engaged in the development and production of episodic television series, mini-series and movies for distribution on domestic and international television networks, local independent and network-affiliated television stations, pay television networks, basic cable networks and home video.

From 1994 through 2000, we focused primarily on the development and production of series for the first-run syndication market, which involves a lower production investment risk, and movies and mini-series for both network and off-network broadcasters. As part of our strategy, in 1994 we entered into a programming arrangement with Showtime whereby we provided television series and movies for premiere on Showtime, including The Outer Limits, Poltergeist: The Legacy and Stargate SG-1. We have no further commitments from Showtime with respect to these series. Following their initial exhibition cycle on Showtime, we exploit these programs further on other channels. In addition, Showtime committed to licensing three new one-hour series, the first of which is Jeremiah, a one-hour action series, which we currently are producing. Twenty episodes have aired as of December 31, 2002, and Showtime has renewed it for a second season.

As the risks involved in the first-run syndication business have increased significantly in recent years with the advent of mass vertical integration, the resulting consolidation in the marketplace, and the recent downturn in the economy and advertising market, we are evaluating production of series for network and basic cable television in order to remain viable in this increasingly competitive marketplace. Although this typically requires greater deficit financing while offering the potential for greater financial return, we intend to pursue joint ventures, co-productions and other partnering arrangements for some of our future series in order to minimize the up-front capital investment and limit our financial risk.

Our rich film library provides us with a vast resource for developing television production. Much of our past success has resulted from transforming such library product into successful television franchises, such as In the Heat of the Night, Stargate SG-1 and The Outer Limits.

Distribution

Theatrical Distribution

General.    The initial step in the release of a motion picture is the booking of engagements with theatrical exhibitors. The exhibitors retain a portion of admissions paid at the box office, which generally includes a fixed amount per week, as well as a percentage of the gross receipts that escalates over time. A studio’s or other producer’s (or third party distributor’s) share is generally approximately 50 percent of gross box office receipts, although that percentage has generally decreased in recent years and varies depending upon factors such as market competition and the overall performance of the film.

We intend to release a slate of films appealing to a wide variety of audiences. By strategically timing the release of our motion pictures throughout the year, we seek to avoid some of the risks posed when a motion picture is inappropriately released during the most crowded and competitive box office seasons. We believe that this strategy is unlikely to have a negative impact on our ability to generate home video rentals.

All motion pictures that we release theatrically in the U.S. and Canada, whether produced by MGM Pictures, UA Films or third parties, are marketed and distributed by MGM Distribution Co.

In June 1999, we entered into an agreement with Fox pursuant to which Fox provides distribution services for our films in the international theatrical market. This distribution services arrangement took effect on November 1, 2000. Although Fox is servicing international theatrical distribution activities on our behalf, we have reserved broad powers to direct and control the handling and release of our films. We believe that this arrangement with Fox reduces the amount of fixed overhead related to the distribution of our theatrical product in the international marketplace.

Co-Production and Distribution Agreements.    In addition to producing motion pictures independently, we enter into co-production agreements, split rights deals and similar arrangements under which we retain certain distribution rights with respect to a picture and share the cost of production with a partner that obtains other rights. While such agreements limit our risk relating to a motion picture’s performance as they reduce our production costs, such agreements also limit profitability. We also acquire rights to distribute films through negative pickup arrangements, under which we acquire a completed motion picture, or certain rights therein, from a third party. Under co-production agreements, split rights deals or negative pickup arrangements, we may be committed to spend specified amounts for prints and advertising. Additionally, we occasionally enter into “rent-a-system” arrangements under which we provide distribution services to an independent film company for a percentage distribution fee. Under rent-a-system arrangements, the independent film company generally is responsible for all print and advertising costs. These types of arrangements may be entered into before, during or after production of a particular motion picture.

Theatrical Marketing.    Our theatrical marketing department consists of five functional groups: research, media planning, advertising, promotion and publicity. The objective of the marketing department is to maximize each motion picture’s commercial potential by designing and implementing a marketing campaign tailored to appeal to the picture’s most receptive audience. The marketing process begins with research before a motion picture is completed. The research department determines, through audience screenings and focus groups, a motion picture’s appeal to its most likely target audience. The marketing group begins to develop marketing materials well in advance of a motion picture’s scheduled theatrical release. The marketing campaign generally begins six months before release with the circulation of teaser trailers, posters and exhibitor advertising materials. The campaign becomes more aggressive two to three months before release as full-length trailers are released in theaters and additional materials are sent to exhibitors. Finally, a national media campaign is launched four to five weeks before opening day. This media campaign generally involves advertising a picture’s release on national television, including network prime time and syndication markets, national cable and radio and in magazines, newspapers and specific target markets. In addition, public appearances, such as television talk shows, are arranged for a picture’s stars in order to promote the film. The entire process is managed by our in-house staff, although outside agencies are frequently retained to provide certain creative services.

Home Video Distribution

Our marketing and distribution strategy in the home video market domestically and internationally is to (a) market our motion picture and television titles in cohesive promotions, (b) create branded product lines, (c) adapt to a maturing home video rental market and a growing DVD market and (d) release new motion pictures into the home entertainment market at the time of the year that we believe will generate the most sales without diminishing revenues from other markets. In addition to organizing our VHS and DVD product into branded collections, we have launched an integrated sales and marketing branding initiative designed to create awareness for MGM catalog product and to drive store traffic to dedicated displays in key customer outlets. Under the “MGM Means Great Movies” umbrella message, the general advertising, retailer-specific advertising, and all in-store signage for the MGM dedicated sections are combined to create awareness and demand for MGM catalog titles and to help consumers find them in stores. Additionally, in connection with new films which we release into the market, we often release related library films, or groups of library films, in order to increase sales of both the library films and new releases. An example is the release of Silence of the Lambs conducted in connection with the February 2001 theatrical release of Hannibal. We intend to continue this strategy of packaging groups of films or film franchises and releasing them in connection with the releases of our most highly visible new films.

In June 1999, we entered into an agreement with Fox pursuant to which Fox provides distribution services for our films in the international home video market. This distribution arrangement became effective on February 1, 2000. Although Fox is servicing international home video distribution activities on our behalf, we have reserved broad powers to direct and control the handling of our home video product.

In connection with our home video distribution, we have entered into revenue sharing agreements for our new releases and certain library titles, pursuant to which we lease titles to rental establishments and receive a percentage of the consumer rental revenues generated from such titles. We anticipate that we will continue to enter into more such agreements in the future. Although we can provide no assurance, we believe that such arrangements may increase our revenues from the home video rental market by allowing us to participate in increased revenues from successful titles even though these revenues will be received over a longer period.

We intend to capitalize on emerging distribution technologies such as video-on-demand and growing distribution formats such as DVD, a high-quality mass-produced delivery system for video and audio data. We believe that we have positioned ourselves to benefit from the rapid market growth of the DVD format. The DVD hardware installed base in the United States grew from over one million households at the beginning of 1999 to a base of 25.0 million households by the end of 2001. We believe that this rapid growth, combined with the strong desire among new DVD owners to create new film collections, will continue to be a source of incremental profitability for us in the near future.

Television Distribution

General.    We generally license our current theatrical motion pictures for pay television through output agreements pursuant to which films not yet produced are pre-licensed for a specified fee paid on delivery. We believe that output agreements with international distributors with recognized expertise are beneficial.

We intend to enter into relatively short-term licenses of our library motion pictures for pay and free television with title selections designed for the relevant marketplace. We have created a proprietary database for use by our sales force which contains detailed information on each of our films, including dates of availability, media controlled by us, sales history, genre, format, length, stars, soundtrack, etc. The sales force can utilize this information in order to fulfill customer demand for strategically designed offerings of motion pictures based on one or more criteria. We believe that this system provides our sales force with an advantage in a competitive marketplace that requires large amounts of diverse content.

We have a theatrical motion picture output agreement with Showtime requiring our future theatrical motion pictures to air on Showtime’s pay television network. We have extended the output term of the agreement with Showtime to cover pictures theatrically released in the U.S. commencing January 1, 2000 and continuing until the earlier of December 31, 2008 or the delivery of 270 pictures under the agreement. The license fees for each picture are generally determined according to a formula based on U.S. theatrical rentals of such picture.

In September 2001, we entered into a ten-year licensing agreement with Starz Encore Group that includes over 1,100 of our library films. The deal generates a great deal of revenue and cash flow from the library titles and, because the movies will shift in and out of Starz Encore windows, we will also be able to sell them to other buyers throughout the course of the license term.

We distribute our feature motion pictures to U.S. and Canadian networks, local television stations and basic cable networks in the U.S. and Canada. We also generate revenue by granting syndication licenses on a barter basis. Barter syndication allows the television stations to license our product in exchange for a portion of the local commercial airtime. We, in turn, sell commercial airtime to advertisers on a national basis, while the television stations retain a portion of the commercial airtime for local advertisers.

We currently distribute our motion pictures and television product through free television licenses in over 100 territories. These license arrangements typically provide licensees with the right to exhibit the licensed motion pictures on television for a specific number of airings over a period of three to seven years.

In addition to licensing packages of films, we hold equity positions ranging from approximately five percent to 25 percent in joint ventures such as LAPTV, Telecine, Star Channel and Movie Network Channels,

which are emerging international premium film television networks broadcasting in different territories around the world. We have entered into license agreements with respect to each of LAPTV, Telecine, Star Channel and Movie Network Channels, licensing theatrical and television motion pictures to each of the ventures.

Domestic Cable Television Investment.    We entered into an agreement, dated January 31, 2001, with Cablevision Systems Corporation, Rainbow Media Holdings, Inc. and four of Rainbow’s subsidiaries. Pursuant to the terms of the agreement, we made an investment aggregating $825.0 million in two general partnerships owned by Rainbow. As a result, we acquired a 20 percent interest in each of these partnerships effective in April 2001. The partnerships own and operate the cable television channels American Movie Classics, the Independent Film Channel, WE: Women’s Entertainment (formerly known as Romance Classics) and, until recently, Bravo. In addition, we have entered into licensing agreements with Rainbow Media, licensing theatrical and television motion pictures to them.

Branded Cable and Satellite Channels.    We believe that pursuing our strategy of providing strategically pooled, branded MGM programming through the licensing of programming to cable networks and television broadcasters, as well as through the development of new channels of distribution that deliver our programming, will provide opportunities in the international marketplace as foreign countries continue to develop cable television infrastructures and satellite television becomes more available. We cannot assure you that we will have the financing that may be necessary for such acquisitions or investments, that we will consummate such transactions or that we will be able to realize any anticipated benefits from any such transactions.

Trademarks and Consumer Products

We own a portfolio of over 2,200 trademark registrations around the world for such venerable trademarks as METRO-GOLDWYN-MAYER, MGM, the MGM Lion Logo, UNITED ARTISTS, UA, ORION, CANNON, and variations thereof, as well as trademarks, and characters, such as THE PINK PANTHER and ROCKY, associated with motion pictures and television series we produced and/or distributed. In 2001, we realized over $20.2 million in revenue from the licensing of these trademarks.

The MGM name and the Lion Logo are among the most recognized trademarks in the world, and have for 75 years designated the source of the highest quality entertainment-related goods and services. We believe these trademarks represent assets of which the value has been substantially unrealized in the past. We plan to pursue a focused branded strategy that will capitalize on our name and logo, and to seek licensing opportunities for such name and logo, as well as our other trademarks, in a wide range of product categories and distribution channels.

Current Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers as of January 17, 2003. Each director will hold office until the next annual meeting of stockholders or until his or her successor has been elected and qualified. Executive officers are elected by the Board of Directors and serve at the discretion of the Board of Directors and Mr. Yemenidjian.

Name	Age	Positions
Alex Yemenidjian	47	Chairman of the Board and Chief Executive Officer
Christopher J. McGurk	46	Vice Chairman of the Board and Chief Operating Officer
James D. Aljian	70	Director
Francis Ford Coppola	63	Director
Willie D. Davis	68	Director
Michael R. Gleason	48	Director
Alexander M. Haig, Jr.	78	Director
Kirk Kerkorian	85	Director
Frank G. Mancuso	69	Director
Priscilla Presley	57	Director
Henry D. Winterstern	45	Director
Jerome B. York	64	Director
William A. Jones	61	Senior Executive Vice President and Secretary
Jay Rakow	49	Senior Executive Vice President and General Counsel
Daniel J. Taylor	46	Senior Executive Vice President and Chief Financial Officer

All members of the Board of Directors are elected annually by our stockholders for a one-year term. The common stock does not have cumulative voting rights.

Alex Yemenidjian.    Mr. Yemenidjian has been Chairman of the Board and Chief Executive Officer since April 1999 and has been a director since November 1997. Mr Yemenidjian has served as a director of MGM Grand, Inc. (now known as “MGM MIRAGE”) since 1989. Mr. Yemenidjian served as the President of MGM Grand, Inc. from July 1995 through December 1999. Mr. Yemenidjian has also served MGM Grand, Inc. in other capacities during such period, including as Chief Operating Officer from June 1995 until April 1999 and as Chief Financial Officer from May 1994 to January 1998. In addition, Mr. Yemenidjian served as an executive of Tracinda from January 1990 to January 1997 and from February 1999 to April 1999.

Christopher J. McGurk.    Mr. McGurk has been Vice Chairman of the Board and Chief Operating Officer since April 1999. From November 1996 until joining MGM, Mr. McGurk served in executive capacities with Universal Pictures, a division of Universal Studios, most recently as President and Chief Operating Officer. Prior to joining Universal, Mr. McGurk spent eight years at The Walt Disney Company, including as President, Motion Pictures Group, Walt Disney Studios from 1994 to 1996 and as Executive Vice President and Chief Financial Officer thereof from 1990 to 1994.

James D. Aljian.    Mr. Aljian has been a director since October 1996. Mr. Aljian has served as an executive of Tracinda since October 1987. In addition, Mr. Aljian serves on the board of directors of MGM MIRAGE. Mr. Aljian was a director of Chrysler Corporation from February 1996 to November 1998, and was a member of the Shareholder’s Committee of DaimlerChrysler Corporation from November 1998 to December 2000.

Francis Ford Coppola.    Mr. Coppola has been a director since January 1998. Since 1993, Mr. Coppola has been the owner, Chairman and President of American Zoetrope, a film company based in San Francisco. Mr.

Coppola is also a five-time Oscar winning director, writer and producer. Mr. Coppola previously served on the board of directors of Metro-Goldwyn-Mayer Studios Inc.

Willie D. Davis.    Mr. Davis has been a director since November 1998. Mr. Davis is President and Director of All-Pro Broadcasting, Inc., an AM and FM radio broadcasting company. Mr. Davis has served on the board of directors of MGM MIRAGE since 1989 and is director of Sara Lee Corporation, K-Mart Corporation, Johnson Controls, Inc., Alliance Bank, Dow Chemical Company, Checkers Drive-In Restaurants, Inc., Strong Fund, Bassett Furniture Industries, Incorporated and Wisconsin Energy, Inc.

Michael R. Gleason.    Mr. Gleason is engaged in personal investments and has been a director and part-time employee of MGM since August 2000 and was a director of MGM from October 1996 until September 1998. Mr. Gleason has been President of Celsus Financial Corp., a Delaware corporation, since July 1996 and a director and Chairman of the Board of Change Technology Partners, Inc. Prior thereto, Mr. Gleason served as President of MPK Capital, Inc., the general partner of Culmen Group, L.P., a Texas limited partnership, from November 1993 until January 2002.

Alexander M. Haig, Jr.    Mr. Haig has been a director of and a consultant of MGM since November 1998. Mr. Haig is Chairman of Worldwide Associates Inc., an international business advisory firm. In addition, Mr. Haig has served on the board of directors and as a consultant to MGM MIRAGE since 1990 and serves on the boards of directors of INDEVUS Pharmaceuticals, Inc. (formerly known as Interneuron Pharmaceuticals, Inc.), DOR BioPharma, Inc. and SDC International, Inc. Mr. Haig is the host of the weekly television program, World Business Review.

Kirk Kerkorian.    Mr. Kerkorian has been a director since October 1996 and has had a professional relationship with MGM Studios and its predecessors for over 25 years. Mr. Kerkorian has served as Chief Executive Officer, President and sole director and shareholder of Tracinda for more than the past five years. In addition, Mr. Kerkorian serves on the board of directors of MGM MIRAGE.

Frank G. Mancuso.     Mr. Mancuso has been a director since October 1996. Mr. Mancuso was Chairman of the Board and Chief Executive Officer from October 1996 to April 1999 and was the Chairman of the Board and Chief Executive Officer of MGM Studios from July 1993 to April 1999. Prior to joining MGM Studios, Mr. Mancuso was the Chairman and Chief Executive Officer of Paramount Pictures Corporation from September 1984 to May 1991, having served Paramount in numerous other capacities beginning in 1963.

Priscilla Presley.    Ms. Presley has been a director since November 2000. Ms. Presley has served as Chairperson and President of Elvis Presley Enterprises, Inc. since 1982. In addition to being an actress, author and producer, Ms. Presley has been President of Graceland Enterprises, Inc. since 1979. Concurrently, starting in 1988, Ms. Presley has been the developer and spokesperson for an international fragrance line.

Henry D. Winterstern.    Mr. Winterstern has been a director since February 2001. Mr. Winterstern co-founded CDP Capital Entertainment in June 2001 and since then has been a managing partner of such firm. Mr. Winterstern has been the owner and President of Winterstern & Associates Inc., an investment firm specializing in commercial transactions in the real estate and media sectors, since 1993. Between 1991 and 1993, Mr. Winterstern served as an advisor to the North American Trust Co., the National Trust Co. and the Ultramar Corporation. Prior to 1991, Mr. Winterstern served as Senior Associate with the Edgecombe Group, the finance and realty arm of the North American Life Assurance Co. of Canada. Mr. Winterstern served on the board of directors of the Consoltex Group from May 1996 to October 1999 and as Vice Chairman from May 1997 to October 1999. Mr. Winterstern serves on the boards of directors of Mosaic Media Group, Inc., Mosaic Music Publishing LLC, Lakeshore Entertainment LLC (as co-chairman) and Dick Clark Productions, Inc.

Jerome B. York.    Mr. York has been a director since October 1996. Mr. York is Chairman, President and Chief Executive Officer of MicroWarehouse, Inc., a reseller of computer hardware, software and peripheral products. Mr. York previously served as the Vice Chairman of Tracinda from September 1995 to October 1999 and as a director of MGM MIRAGE from 1995 to May 2002. Prior to joining Tracinda, Mr. York served as Senior Vice President and Chief Financial Officer of IBM Corporation from May 1993 to September 1995 and as a director of IBM Corporation from January 1995 to September 1995. Prior thereto, Mr. York served as Executive Vice President—Finance and Chief Financial Officer of Chrysler Corporation from May 1990 to May 1993 and as a director of Chrysler Corporation from April 1992 to May 1993. In addition, Mr. York serves on the boards of directors of Apple Computer, Inc. and Tyco International Ltd.

William A Jones.    Mr. Jones has been Senior Executive Vice President and Secretary since June 1997 and, prior thereto, served as Executive Vice President—Corporate Affairs and Secretary since January 1995. Mr. Jones served as Executive Vice President, General Counsel and Secretary from May 1991 to January 1995 and as General Counsel and Secretary of predecessors to the Company since 1983. Mr. Jones was a director of MGM-Pathe from June 1991 to January 1992.

Daniel J. Taylor.    Mr. Taylor has been Senior Executive Vice President and Chief Financial Officer since June 1998 and, prior thereto, was Executive Vice President—Corporate Finance since August 1997. From May 1991 to July 1997, Mr. Taylor served as an executive of Tracinda. Prior thereto, Mr. Taylor served as Vice President—Taxes and in various other capacities at the predecessor of MGM from 1985 to May 1991.

Jay Rakow.    Mr. Rakow has been Senior Executive Vice President and General Counsel since August 2000. From 1989 to 1993 and from 1996 to 2000, Mr. Rakow was a partner in the law firm of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. From 1993 to 1996, Mr. Rakow took a leave from the firm to become Senior Vice President and General Counsel of Paramount Pictures Corporation. Prior to 1989, Mr. Rakow was with the law firm of Wyman, Bautzer, Christensen, Kuchel & Silbert.

SELLING STOCKHOLDER

This prospectus will be used in connection with the sale of shares of common stock by the selling stockholder, Tracinda Corporation. We will not receive any of the proceeds from the sale of common stock pursuant to this prospectus.

We are registering the offer and sale of the shares included in this prospectus pursuant to one of the demand registration rights we granted to Tracinda in a shareholders agreement dated as of August 4, 1997. In accordance with that agreement, we will pay the expenses of this offering, excluding the underwriting discount and transfer taxes, if any. We have been informed by Tracinda that it is eligible for a substantial federal income tax refund if it incurs a capital loss prior to the end of its current fiscal year, January 31, 2003. Tracinda will incur such a loss on this sale of shares of our common stock since Tracinda’s tax basis in the specific shares included in this prospectus is greater than the current market price of the shares.

The following table provides information regarding the shares of our common stock beneficially owned by Mr. Kerkorian as of January 17, 2003, the number of shares to be sold by Tracinda and the number of shares which will be beneficially owned by Mr. Kerkorian after this offering.

Name of beneficial owner	Number of shares beneficially owned prior to offering(1)	Number of shares which may be offered(2)	Beneficial ownership after offering(2)	Percentage ownership after offering(2)(3)
Kirk Kerkorian	192,699,644	25,000,000	167,699,644	67.3%

(1)
Includes 172,940,996 shares held by Tracinda Corporation and 19,758,648 shares held by 250 Rodeo, Inc., which is owned by Tracinda and Mr. Kerkorian. All of these shares are pledged to a group of banks to secure a syndicated credit facility.

(2)	Assuming the underwriter’s over-allotment option for 3,750,000 shares is not exercised.
(3)	Based upon 249,206,071 shares of common stock outstanding as of January 9, 2003, net of treasury shares.

Tracinda’s sole stockholder, Kirk Kerkorian, has been a director of Metro-Goldwyn-Mayer Inc. since 1996. Mr. Kerkorian has also been a director of MGM MIRAGE since 1986 and beneficially owns 81,196,432 shares of the common stock of MGM MIRAGE, or approximately 51.2 percent of its outstanding shares. One of our predecessors granted an open-ended license to a predecessor of MGM MIRAGE in 1980 (amended in 1998 and 2000) to use certain trademarks that include the letters “MGM,” as well as various logos and names in its resort hotel/gaming businesses and other businesses not related to the film and entertainment business. For a more detailed description of the license and other business relationships between MGM MIRAGE and us and between Tracinda and us, see the section named “Certain Relationships and Related Transactions” in our proxy statement dated April 4, 2002, which is incorporated by reference into this prospectus.

PRICE RANGE OF COMMON STOCK

The common stock is listed on the NYSE and trades under the symbol “MGM.” The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the NYSE. The last reported sales price of the common stock on the NYSE on January 24, 2003 was $10.41 per share.

	High	Low
2001
First Quarter	$21.77	$15.35
Second Quarter	23.08	15.76
Third Quarter	22.47	13.86
Fourth Quarter	21.90	15.81

2002
First Quarter	$22.27	$16.02
Second Quarter	16.58	11.70
Third Quarter	12.28	9.40
Fourth Quarter	15.11	10.86

2003
First Quarter (through January 24)	$14.23	$10.41

DIVIDEND POLICY

We have not paid any dividends to date on the common stock and currently intend to retain any earnings to fund the operation and expansion of our business and to service and repay our debt. Therefore, we do not intend to pay cash dividends on our common stock for the foreseeable future. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends or other payments from our subsidiaries. In addition, our primary credit facility contains financial covenants that restrict our ability to pay dividends. Subject to the foregoing, our Board of Directors has the sole discretion to pay cash dividends.

CAPITALIZATION

As of September 30, 2002
(unaudited)
(in thousands, except share data)
Cash and Cash Equivalents	$346,837

Debt
Revolving Facility	—
Term Loans	1,150,000
Other	93,190

Subtotal	1,243,190
Stockholders’ equity
Preferred stock, $.01 par value, 25,000,000 shares authorized; none issued	—
Common stock, $.01 par value, 500,000,000 shares authorized; 251,960,505 shares issued	2,520
Additional paid-in capital	3,914,243
Deficit	(1,404,471)
Accumulated other comprehensive loss	(20,448)
Less: treasury stock, at cost, 2,687,015 shares	(33,293)

Subtotal	2,458,551

Total Capitalization	$3,701,741

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated January 24, 2003, Bear, Stearns & Co. Inc. agreed to purchase from the selling stockholder 25,000,000 shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

The underwriting agreement provides that the obligations of the underwriter thereunder are subject to approval of certain legal matters by its counsel and various other conditions. Under the underwriting agreement, the underwriter is obligated to purchase and pay for all of the above shares of common stock, other than those covered by the over-allotment option described below.

The underwriter has advised us that it proposes to initially offer some of the shares directly to the public at the offering price set forth on the cover page of this prospectus and some of the shares to dealers at this price less a concession not in excess of $0.10 per share. The underwriter may allow, and dealers may re-allow, concessions not in excess of $0.05 per share on sales to other dealers. After the initial offering of the shares to the public, the underwriter may change the offering price, concessions and other selling terms.

The selling stockholder has granted the underwriter an option exercisable for 30 days from the date of the underwriting agreement to purchase up to 3,750,000 additional shares, at the offering price less the underwriting discount. The underwriter may exercise this option solely to cover over-allotments, if any, made in connection with this offering.

We and the selling stockholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Our directors and executive officers, who collectively hold a total of 194,126,953 shares of common stock, have agreed, subject to limited exceptions, not to sell or offer to sell or otherwise dispose of any shares of common stock or securities convertible into or exercisable or exchangeable for our common stock, for a period of 90 days after the date of this prospectus, without the prior written consent of the underwriter. This agreement does not apply to any existing employee benefit plans. The Tracinda Group and LINCY Foundation, a charitable foundation, have each agreed with the underwriter not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this Prospectus continuing through the date 90 days after the date of this Prospectus except with the underwriter’s prior written consent; provided that the Tracinda Group is permitted to (i) pledge its common stock under its existing credit facility as the same may be amended or refinanced and (ii) convey its common stock by bona fide gift, will or intestate succession and LINCY Foundation is permitted, after 30 days from the date of this prospectus, to sell up to 1,000,000 shares of common stock.

In addition, we have agreed that for a period of 90 days after the date of this prospectus we will not offer, sell, or otherwise dispose of any shares of common stock, except for the shares offered in this offering and any shares offered in connection with employee benefit plans, without the consent of the underwriter.

In order to facilitate this offering, the underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriter may over-allot or otherwise create a short position in the common stock for its own account by selling more shares of common stock than we have actually sold to it. The underwriter may elect to cover any short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriter. In addition, the underwriter may, and before pricing on the effective date did without purchasing, stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market and these transactions may be discontinued at any time. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

The underwriter may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of its business, and may receive customary fees and expenses in connection with such services.

The following table shows the underwriting discount to be paid to the underwriter by the selling stockholder in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares of common stock.

	Per Share	No Exercise Total	Full Exercise Total
Initial public offering price	$10.25	$256,250,000	$294,687,500
Underwriting discounts and commissions payable by the selling stockholder	0.58	14,500,000	16,675,000
Proceeds to selling stockholder	9.67	241,750,000	278,012,500

Other expenses of this offering, including the registration fees and the fees of financial printers, legal counsel, and accountants, payable by us are expected to be approximately $495,000.

The underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the issuer, and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Jay Rakow, Esq., Senior Executive Vice President and General Counsel of the company. Certain legal matters in connection with the offering will be passed upon for us by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, Los Angeles, California, for the selling stockholder by Fried Frank Harris Shriver & Jacobson, New York, New York and for the underwriter by O’Melveny & Myers LLP, Los Angeles, California, which represents us in unrelated matters and may continue to do so in the future.

EXPERTS

Our financial statements for the years ended December 31, 1999, December 31, 2000 and December 31, 2001 incorporated by reference into this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. We have not been able to obtain the written consent of Arthur Andersen LLP to the incorporation by reference of their reports into this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a promulgated under the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their reports incorporated by reference in this prospectus, investors will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933. In addition, the ability of Arthur Andersen LLP to satisfy any claims (including claims arising from its provision of auditing and other services to us) may be limited as a practical matter as a result of events in 2002.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC’s Public Reference Room at Washington, D.C., 450 Fifth Street, N.W., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at: http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus. Information we file with the SEC after the date of this document will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2001, as amended on March 29, 2002;
(2)	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, June 30, 2002 and September 30, 2002;
(3)
Our Current Reports on Form 8-K filed February 15, 2002, February 27, 2002, March 18, 2002, March 18, 2002, June 18, 2002 (as amended on June 20, 2002), June 20, 2002, June 27, 2002, July 29, 2002, November 6, 2002, December 10, 2002 and January 21, 2003;

(4)	Those portions of our Proxy Statement dated April 4, 2002 which are incorporated by reference in our Form 10-K; and
(5)	The description of capital stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on October 14, 1997, as amended.

We have also filed a Registration Statement on Form S-3 with the SEC for the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our common stock and us. The registration statement can be found in the SEC’s public reference room or on the SEC’s website referred to above, and you may request a copy of any of these filings, at no cost, by writing or calling William A. Jones, Senior Executive Vice President and Secretary of the company, at:

Metro-Goldwyn-Mayer Inc.
2500 Broadway Street
Santa Monica, California 90404
(310) 449-3000

You can find additional information by visiting our website at: http://www.mgm.com.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Forward-looking statements typically can be identified by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “intend,” “forecast” and the like. These statements appear in a number of places in this prospectus and the information incorporated by reference, including without limitation under “The Company—Recent Developments” and “Risk Factors—We have had significant losses and we expect future losses,” and include statements regarding our current intentions, plans, strategies, beliefs and expectations.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus, including the information contained in “Risk Factors” beginning on page 3, or incorporated by reference, identifies important factors that could cause such differences.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

25,000,000 Shares

Common Stock

PROSPECTUS

JANUARY 24, 2003

Bear, Stearns & Co. Inc.